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                                                                       EXHIBIT 1



                                   TRANSLATION



                                                            February 23, 2003


Securities Authority          Companies Registrar        Tel Aviv Stock Exchange
Kanfei Nesharim Street        P.O. Box 767               54 Ahad Ha'am Street
Jerusalem 95464               Jerusalem 91007            Tel Aviv




                Re: IMMEDIATE REPORT

An action was filed with the Tel Aviv District Court against 13 defendants, including the Ministry of Industry and Trade, the Ministry of Finance, Directors of the Investments Center, the Deputy Accountant General of the Ministry of Finance, the Industrial Development Bank of Israel Ltd. ("the Bank") and two of its employees, in the amount of 295 million NIS. The action was filed by a company which during the course of the 90's received from the Bank loans fully guaranteed by the State, and this for remuneration for damages which were allegedly caused by the defendants. Additionally, the plaintiffs filed a motion to receive an exemption from the payment of court fees. A receiver was appointed several years ago for the above company pursuant to the Bank's request, for the purpose of collecting the above loans which were guaranteed by the State. The Bank rejects the various claims raised against it and its employees in the above action.

                                    Sincerely yours,

                                    Industrial Development Bank of Israel Ltd.

                                    M. Warzager, Adv.        M. Hashavia
                                    General Counsel          General Secretary